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WASHINGTON, D.C.

June 2, 2004

By Hand Delivery

Securities and Exchange Commission
Office of International Corporate Finan
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Arcelor
Information Pursuant to Rule 12g3-2(b)
File No. 82-34727

Dear Sir or Madam,

On behalf of Arcelor SA ("Arcelor") and pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended, please find enclosed a joint press release from Arcelor and Chequers Capital, dated June 1, 2004, regarding Chequers Capital's offer to the Arcelor Group with a view to acquire 36% of the share capital held by the Arcelor Group through Produits d'Usines Métallurgiques and a press release dated June 2, 2004 announcing the completion of the Arcelor's sale of its wholly-owned subsidiary J&L Specialty Steel.

Please acknowledge receipt of this letter and its enclosures by time-stamping the enclosed copy of this letter and returning it to our messenger, who has been instructed to wait.

Please do not hesitate to contact the undersigned (collect) in Paris at (011-33)1-53-89-70-00 should you have any questions.

Very truly yours,

Manuel A. Orillac

dlw 6/23

Enclosure
cc: Martine Hue
Arcelor SA

arcelor

CHEQUERS CAPITAL

Joint press release

Arcelor - Chequers Capital

Paris / Luxembourg, 1st June 2004 - The investment fund Chequers Capital has made to Arcelor Group an offer subject to a certain number of conditions (notably the obtention of the authorisation of the anti-trust authorities) with a view to acquiring 36% of the share capital held by Arcelor Group, through Produits d'Usines Métallurgiques (PUM), in IMS - International Métal Services for a price of 5 euros per share.

Under this offer, Chequers Capital also proposes to Arcelor Group to take a minority stake, for a total amount of 9 million euros, in the share capital of the acquisition vehicle to be set up and controlled by Chequers Capital. Furthermore, Chequers Capital wishes that Arcelor subscribe to bonds with share warrants attached to be issued by the acquisition vehicle for a total amount of 9 million euros.

On the basis of the terms set out in the offer, Arcelor Group has accepted to start exclusive negotiations with Chequers Capital with a view to reaching an agreement which could only be entered into after the implementation of the applicable procedures with the corporate bodies and the representatives of the personnel of Arcelor Group.

Merrill Lynch International, which holds approximately 15% of the share capital of IMS, has been contacted by Chequers Capital and has indicated that it wishes to enter into negotiations with Chequers Capital for the purpose of selling its stake for a price of 5 euros per share. In this context, Merrill Lynch International has granted an exclusivity of negotiations to Chequers Capital with respect to the possible sale of its stake in the share capital of IMS, such sale to take place at the request of Chequers Capital simultaneously with the sale by Arcelor Group of its stake.

In the event that the stakes held by Arcelor Group and Merrill Lynch International were acquired granting the acquisition vehicle the majority of the shares and voting rights in IMS, the acquisition vehicle would launch a market transaction in order to acquire the remaining shares of IMS held by the public, in accordance with the applicable regulations.

Chequers Capital does not contemplate filing a buy-out offer followed by a squeeze out at the end of this market transaction.

Arcelor is the world's largest steel producer, with a turnover of 25.9 billion euros and shipments of 40.2 million metric tons of steel in 2003. Employing 98,000 employees in over 60 countries, the company is a major player in all its main markets: automotive, construction, household appliances and packaging as well as general industry.

Chequers Capital is an independent private equity house, active in France since 1973 and specialising for the last ten years in majority LBO transactions

Arcelor Investor Relations:
Martine Hue: +352 4792 2151
00 800 4792 4792
+33 1 41 25 98 98

Chequers Capital:
Dominique du Peloux: +33 1 53 57 61 00